Exhibit 99.1

Shay Evron, Acting CEO & CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Shay.Evron@il.gt.com

Metalink To Halt Voluntary Liquidation Plan
- Considers Strategic Alternatives -

Tel-Aviv, Israel, July 21, 2016 - Metalink Ltd. (OTCQB: MTLK), today announced that its Board of Directors has determined to halt, and not pursue at this stage, its previously announced plan to voluntary liquidate the Company (and distribute all of its net cash to shareholders on a pro rata basis).

Following careful consideration of the matter in light of, among other things, the previously disclosed objection to the plan by one of its principal shareholders coupled with the need to approve the liquidation by shareholders holding at least 75% of all shares voted on the matter, the Board of Directors has determined, in consultation with its legal advisors, to halt the plan at this stage and, at the same time, continue to explore other strategic alternatives aimed at enhancing value to shareholders.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.

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SAFE HARBOR STATEMENT

 This press release contains “forward looking statements” within the meaning of the United States securities laws. Words such as “aim,” "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the liquidation plan of the Company, the amount of cash that will be returned to shareholders, the timing of a liquidation process, the timing of liquidation distribution(s), and other matters set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.